UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

Rosetta Genomics Ltd. and its wholly owned subsidiary Rosetta Genomics Inc. (collectively, “Rosetta”) and Precision Therapeutics, Inc. (“Precision Therapeutics”) have amended that certain Revised Co-Marketing Agreement (the “Agreement”) entered into on October 11, 2012, with an effective date of September 1, 2012 (the “Effective Date”). Pursuant to the Agreement, Rosetta has granted Precision Therapeutics the co-exclusive right, along with Rosetta, to market Rosetta’s Cancer Origin Testtm (formerly miRview® mets2) in the United States. Precision Therapeutics must use commercially reasonable efforts to market and promote the sale of the Cancer Origin Testtm in the United States. Rosetta will record all revenues for Cancer Origin Testtm sold and is responsible for sample collection, processing and billing.

The Agreement, as amended, has an initial term of one year from the Effective Date and will be automatically renewed for an additional six-month period (the “Additional Term”). The Agreement may be terminated by either party (i) upon the material breach of or default by the other party, which breach or default is not cured within 30 days of notice from the non-breaching party, (ii) if the other party admits to being or is declared insolvent, or voluntary or involuntary proceedings are instituted by or against it in bankruptcy, or receivership, or for a winding-up or for the dissolution or re-organization of its assets, which proceedings are not dismissed within 30 days thereafter, and (iii) based on medical safety, regulatory reasons, injunction (whether temporary or not), or if Rosetta no longer has the right to use any patent incorporated in the test. In addition, Rosetta may terminate the Agreement (i) for any reason during the Additional Period upon 30 days prior written notice and (ii) upon 14 days prior written notice if Medicare issues a decision not to cover the Cancer Origin Testtm or if Medicare ceases to reimburse Rosetta for the test.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655, 333-177670 and 333-185338.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: July 18, 2013	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer